EXHIBIT 1

FOR IMMEDIATE RELEASE                                          September 3, 2002


                                  Announcement


                BCP INTERNATIONAL BANK LIMITED Declares Dividend

      (Lisbon, September 3, 2002) - The Board of Directors of BCP International Bank Limited (the "Company") has on September 3, 2002 declared a dividend on the Company's 8% Non - cumulative Guaranteed Exchangeable Preference Shares, Series A ($25 par value per share) (the "Series A Preference Shares"), in the amount of $1.0000000000 per share payable on September 30, 2002 to holders of record of the Series A Preference Shares on September 13, 2002.


Banco Comercial Portugues
End of announcement